September 11, 2025

Rick Wilmer
Chief Executive Officer
ChargePoint Holdings, Inc.
240 East Hacienda Avenue
Campbell, California 95008

       Re: ChargePoint Holdings, Inc.
           Registration Statement on Form S-3
           Filed on September 8, 2025
           File No. 333-290113
Dear Rick Wilmer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Carlton Fleming